SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                      DATA TRANSLATION INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)


                           238 0151 01
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                       Page 1 of 12 Pages

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CUSIP NO. 238 0151 01              13G       Page 2 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     Berger Associates, Inc.  (ID No. 13-2750052)

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially owned by Each Reporting Person With:

5.   Sole Voting Power:  -0-.

6.   Shared Voting Power:  167,500.

7.   Sole Dispositive Power:  -0-.

8.   Shared Dispositive Power:  167,500

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     167,500.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares:  [ ] N/A.

11.  Percent of Class Represented by Amount in Row 9:  6.8%

12.  Type of Reporting Person: IA, CO

CUSIP NO. 238 0151 01              13G       Page 3 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     Berger Small Company Growth Fund, a Portfolio of Berger
     Investment Portfolio Trust (ID No. 84-1244357)

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially owned by Each Reporting Person With:

5.   Sole Voting Power:  0

6.   Shared Voting Power:   167,500

7.   Sole Dispositive Power:  0

8.   Shared Dispositive Power:  167,500

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person:  167,500

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares:  [ ] N/A.

11.  Percent of Class Represented by Amount in Row 9: 6.8%

12.  Type of Reporting Person: IV, OO

CUSIP NO. 238 0151 01              13G       Page 4 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     KANSAS CITY SOUTHERN INDUSTRIES, INC. (ID No. 44-0663509)

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially owned by Each Reporting Person With:

5.   Sole Voting Power:  -0-

6.   Shared Voting Power:  -0-

7.   Sole Dispositive Power:  -0-

8.   Shared Dispositive Power:  -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     -0-

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [X].  Excludes shares beneficially owned by Berger
     Associates, Inc. as to which beneficial ownership is disclaimed.

11.  Percent of Class Represented by Amount in Row 9:  -0-%

12.  Type of Reporting Person: HC, CO

CUSIP NO. 238 0151 01              13G       Page 5 of 12 Pages

Item 1(a)      Name of Issuer:

               Data Translation Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               100 Locke Drive
               Marlborough, MA  01752-1192

Item 2(a)      Names of Persons Filing:

               (1)  Berger Associates, Inc.
               (2) Berger Small Company Growth Fund, a Portfolio of the Berger Investment Portfolio Trust
               (3)  Kansas City Southern Industries, Inc.

Item 2(b)      Address of Principal Business or, if none,
               Residence:

               (1)  Berger Associates, Inc.
                    210 University Boulevard, Suite 900
                    Denver, Colorado  80206

               (2)  Berger Small Company Growth Fund
                    210 University Boulevard, Suite 900
                    Denver, Colorado  80206

               (3)  Kansas City Southern Industries, Inc.
                    114 West 11th Street
                    Kansas City, Missouri  64105

Item 2(c)      Citizenship:

               (1)  Berger Associates, Inc.:  Delaware
               (2)  Berger Small Company Growth Fund:  Delaware
               (3)  Kansas City Southern Industries, Inc.: Delaware

Item 2(d)      Title of Class of Securities:  Common Stock

Item 2(e)      CUSIP Number:  238 0151 01

CUSIP NO 238 0151 01               13G       Page 6 of 12 Pages

Item 3         If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [   ]  Broker or Dealer under Section 15 of
                    the Act

               (b)  [   ]  Bank as defined in section 3(a)(6) of
                    the Act (UMB)

               (c)  [   ]  Insurance Company as defined in section
                    3(a)(19) of the Act

               (d)  [ X ]  Investment Company registered under
                    section 8 of the Investment Company Act

               (e)  [ X ]  Investment Adviser registered under
                    section 203 of the Investment Advisers Act of
                    1940

               (f)  [   ]  Employee Benefit Plan, Pension Fund
                    which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (KCSI ESOP)

               (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See
                    Item 7) (UMBFC)

               (h)  [   ]  Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(H)

     Berger Small Company Growth Fund is a Portfolio of the Berger Portfolio Investment Trust, a Delaware business trust and a registered investment company.

     Berger Associates, Inc. is a registered investment adviser.

     Kansas City Southern Industries, Inc. ("KCSI") is the parent holding company of Berger Associates, Inc. KCSI owns approximately 80% of Berger Associates, Inc. and is filing this statement solely as a result of such stock ownership which may be deemed to give KCSI control over Berger Associates, Inc.

CUSIP NO. 238 0151 01         13G       Page 7 of 12 Pages

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          (1)  Berger Associates, Inc.:           167,500

               The filing of this statement shall not be construed as an admission that Berger Associates, Inc. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

               Berger Associates, Inc. is a registered investment adviser which furnishes investment advice to five mutual funds and to individual and institutional clients. The mutual funds, The One Hundred Fund, Inc., the Berger One Hundred and One Fund, Inc., the Berger Small Company Growth Fund, a series of the Berger Investment Portfolio Trust, the New England Star Advisers Fund, a series of New England Funds Trust I, and the Berger Capital Growth Portfolio, a series of American Skandia Trust (collectively, the "Funds") are open-end management investment companies registered under the Investment Company Act of 1940.

               As a result of its role as investment adviser or sub-adviser to the Funds, Berger Associates, Inc.
               may be deemed to be the beneficial owner of securities held by such funds.

          (2)  Berger Small Company Growth Fund:       167,500

          (3)  Kansas City Southern Industries, Inc.    -0-

               Kansas City Southern Industries, Inc. ("KCSI") does not own of record any shares of Data Translation Inc. Common Stock, it has not engaged in any transaction in Data Translation Inc. Common Stock, and it does not exercise any voting or investment power over shares of Data Translation Inc. Common Stock. All shares reported herein have been acquired by Berger Associates, Inc.'s mutual fund clients and KCSI specifically disclaims beneficial ownership over any shares of Data Translation Inc. Common Stock.

               Accordingly, the filing of this statement shall not be construed as an admission that KCSI is, for purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

CUSIP NO. 238 0151 01         13G            Page 8 of 12 Pages

     (b)  Percent of Class:

          (1)  Berger Associates, Inc.                 6.8%

               The filing of this statement shall not be construed as an admission that Berger Associates, Inc. is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

          (2)  Berger Small Company Growth Fund:       6.8%

          (3)  Kansas City Southern Industries, Inc.   0.0%
               (See Item 4(a)(3))

     (c)  Number of shares as to which such person has:

          (1)  Berger Associates, Inc.

               (i)  sole power to vote or to direct the vote:
                    -0-.

               (ii) shared power to vote or to direct the vote:
                    167,500.

              (iii) sole power to dispose or to direct the
                    disposition of:  -0-.

               (iv) shared power to dispose or to direct the
                    disposition of:  167,500.

          (2)  Berger Small Company Growth Fund:

               (i)  sole power to vote or to direct the vote:
                    -0-.

               (ii) shared power to vote or to direct the vote:
                    167,500.

              (iii) sole power to dispose or to direct the
                    disposition of:  -0-.

               (iv) shared power to dispose or to direct the
                    disposition of:  167,500.

          (3)  Kansas City Southern Industries, Inc.

               (i)  sole power to vote or to direct the vote:
                    -0-.

               (ii) shared power to vote or to direct the vote:
                    -0-.  (See Item 4(a)(3)).

              (iii) sole power to dispose or to direct the
                    disposition of:  -0-.

               (iv) shared power to dispose or to direct the
                    disposition of:  -0-.  (See Item 4(a)(3)).

CUSIP NO. 238 0151 01         13G            Page 9 of 12

Item 5         Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person.

               The Berger Small Company Growth Fund has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its account.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               This statement has been filed jointly by KCSI (parent holding company) and Berger Associates, Inc. (its registered investment adviser subsidiary) and information relating to Berger Associates, Inc. has been included herein.

Item 8         Identification and Classification of Members of the
               Group.

               Not Applicable.

Item 9         Notice of Dissolution of Group.

               Not Applicable

Item 10        Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 238 0151 01         13G            Page 10 of 12 Pages

                            Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BERGER ASSOCIATES, INC.


Dated:   February 10,1995     By /s/Kevin R. Fay
                                 Kevin R. Fay, Vice President -
                                 Finance and Administration



                              BERGER SMALL COMPANY GROWTH FUND, A
                              PORTFOLIO OF THE BERGER INVESTMENT
                              PORTFOLIO TRUST



Dated:   February 10,1995     By /s/Kevin R. Fay
                                 Kevin R. Fay, Vice President -
                                 Secretary and Treasurer


                              KANSAS CITY SOUTHERN INDUSTRIES,
                              INC.


Dated:   February 10,1995     By /s/Joseph D. Monello
                                 Joseph D. Monello, Vice President

                                             Page 11 of 12
                          EXHIBIT INDEX

Exhibit             Document                           Page No.


 A.              Joint Filing Agreement

                                                  Page 12 of 12
                                                        EXHIBIT A

                     JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them the Schedule 13G (including amendments thereto) to which this Exhibit is attached with respect to the Common Stock of Data Translation Inc. and consent to this Joint Filing Agreement being included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 13th day of February, 1995.


                                 BERGER ASSOCIATES, INC.


                                 /s/ Kevin R. Fay
                                 Kevin R. Fay
                                 Vice President - Finance and
                                 Administration


                                 BERGER SMALL COMPANY GROWTH
                                 FUND, A PORTFOLIO OF THE BERGER
                                 PORTFOLIO INVESTMENT TRUST


                                 /s/ Kevin R. Fay
                                 Kevin R. Fay
                                 Vice President, Secretary and
                                 Treasurer


                                 KANSAS CITY SOUTHERN INDUSTRIES,
                                 INC.


                                 /s/ Joseph D. Monello
                                 Joseph D. Monello,
                                 Vice President